                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the plan year ended December 31, 2000
                                           -----------------

                                      OR

         [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the transition period from ______ to ______.







                        Commission file number 1-15929
                                               -------




                          STOCK PURCHASE-SAVINGS PLAN
                                      OF
                             PROGRESS ENERGY, INC.
                             ---------------------
                    Full title plan and the address of the
            plan, if different from that of the issuer named below










                             PROGRESS ENERGY, INC.
                        (a North Carolina corporation)
        410 South Wilmington Street, Raleigh, North Carolina 27601-1748
        ---------------------------------------------------------------
             Name of issuer of the securities held pursuant to the
              plan and address of its principal executive office

                          STOCK PURCHASE-SAVINGS PLAN
                           OF PROGRESS ENERGY, INC.




                               TABLE OF CONTENTS

                                                                                                        PAGE
                                                                                                        ----

Independent Auditors' Report ......................................................................         3

Statement of Net Assets Available for Benefits, December 31, 2000..................................         4

Statement of Changes in Net Assets Available for Benefits
  For the Year Ended December 31, 2000.............................................................         5

Statement of Net Assets Available for Benefits, December 31, 1999..................................         6

Statement of Changes in Net Assets Available for Benefits
  For the Year Ended December 31, 1999.............................................................         7

Notes to Financial Statements......................................................................      8-12

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
  As of December 31, 2000..........................................................................        13

Schedule H, line 4j - Schedule of Reportable Transactions
  For the Year Ended December 31, 2000.............................................................        14

INDEPENDENT AUDITORS' REPORT

Stock Purchase-Savings Plan of
 Progress Energy, Inc.

We have audited the accompanying statements of net assets available for benefits of the Stock Purchase-Savings Plan of Progress Energy, Inc. as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits at December 31, 2000 and 1999, and the changes therein for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 2000 and (2) reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 25, 2001

                          STOCK PURCHASE-SAVINGS PLAN
                           OF PROGRESS ENERGY, INC.

                Statement of Net Assets Available for Benefits
                               December 31, 2000

                                                                                     SUPPLEMENTAL INFORMATION
                                                                 -------------------------------------------------------------------

                                                                        ESOP           COMMON STOCK                    PARTICIPANT
                                                                     UNALLOCATED       ALLOCATED TO    PARTICIPANTS'    DIRECTED
                                                   TOTAL PLAN      TO PARTICIPANTS     PARTICIPANTS        LOANS       INVESTMENTS
                                                ---------------- -------------------  ---------------  ------------- ---------------
ASSETS

  Investments:

   Progress Energy, Inc. Common Stock            $  959,896,326   $     284,420,620    $ 675,475,706    $         -   $           -
   Putnam New Opportunities Fund                     41,163,382                   -                -              -      41,163,382
   American EuroPacific Growth Fund                  16,145,526                   -                -              -      16,145,526
   Fidelity Equity - Income Fund                     66,989,461                   -                -              -      66,989,461
   Fidelity Balanced Fund                            10,961,827                   -                -              -      10,961,827
   AMEX Fixed Income Fund                            17,461,547                   -                -              -      17,461,547
   Putnam Investors Large-Cap Growth Fund            10,647,595                   -                -              -      10,647,595
   Vanguard S&P 500 Index Fund                        8,866,789                   -                -              -       8,866,789
   PIMCO Total Return Bond Fund                       1,945,645                   -                -              -       1,945,645
   Participants' Loans Receivable                    19,221,972                   -                -     19,221,972               -
                                                ---------------- -------------------  ---------------  ------------- ---------------
          Total Investments                       1,153,300,070         284,420,620      675,475,706     19,221,972     174,181,772


  Dividends/Capital Gains/Interest Receivable        10,351,691           3,064,659        7,278,315              -           8,717
  Contributions Receivable                            9,873,313                   -        9,873,313              -               -
  Cash and Cash Equivalents                           6,495,892                   -        6,386,978        108,914               -
                                                ---------------- -------------------  ---------------  ------------- ---------------
          Total Assets                            1,180,020,966         287,485,279      699,014,312     19,330,886     174,190,489
                                                ---------------- -------------------  ---------------  ------------- ---------------

LIABILITIES

  ESOP Loan Payable                                 147,679,302         147,679,302                -              -               -
  Participants' Loans Payable                        19,330,886                   -                -     19,330,886               -
  Interest Payable - ESOP Loan                        1,476,793           1,476,793                -              -               -
                                                ---------------- -------------------  ---------------  ------------- ---------------
          Total Liabilities                         168,486,981         149,156,095                -     19,330,886               -
                                                ---------------- -------------------  ---------------  ------------- ---------------


NET ASSETS AVAILABLE FOR BENEFITS                $1,011,533,985   $     138,329,184    $ 699,014,312    $         -   $ 174,190,489
                                                ================ ===================  ===============  ============= ===============

See Notes to Financial Statements.
____________________________________________________________________________________________________________________________________

                          STOCK PURCHASE-SAVINGS PLAN
                           OF PROGRESS ENERGY, INC.

           Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended December 31, 2000

                                                                                            SUPPLEMENTAL INFORMATION
                                                                        -----------------------------------------------------------
                                                                            ESOP          COMMON STOCK                 PARTICIPANT
                                                                         UNALLOCATED      ALLOCATED TO  PARTICIPANTS'   DIRECTED
                                                          TOTAL PLAN    TO PARTICIPANTS   PARTICIPANTS    LOANS        INVESTMENTS
                                                          ----------    ---------------   ------------  -------------  -----------
ADDITIONS TO NET ASSETS

    Investment Income:

        Dividends/Capital Gains                          $   54,473,543 $   12,136,629  $ 28,449,118   $         -   $ 13,887,796
        Net Apppreciation (Deoreciation) in Fair Value      342,362,817    109,414,220   258,536,615             -    (25,588,018)
        Interest                                              2,159,434              -       322,355     1,837,079              -

    Contributions:

        Employer                                             27,324,915      7,514,954    19,809,961             -              -
        Participants                                         30,362,364              -    15,602,698             -     14,759,666
                                                         -------------- --------------  ------------   -----------   ------------

            Total Additions to Net Assets                   456,683,073    129,065,803   322,720,747     1,837,079      3,059,444
                                                         -------------- --------------  ------------   -----------   ------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                                         10,592,903      9,155,326             -     1,437,577              -
    Allocation of Shares                                     18,739,367     18,739,367             -             -              -
    Distribution of Benefits                                 48,233,585              -    35,687,643             -     12,545,942
    Administrative Expense                                      458,046              -           663       399,502         57,881
                                                         -------------- --------------  ------------   -----------   ------------

            Total Deductions from Net Assets                 78,023,901     27,894,693    35,688,306     1,837,079     12,603,823
                                                         -------------- --------------  ------------   -----------   ------------

NET INCREASE (DECREASE) IN NET ASSETS                       378,659,172    101,171,110   287,032,441             -     (9,544,379)
NET TRANSFERS AMONG INVESTMENT
   OPTIONS                                                            -              -   (14,519,019)            -     14,519,019
NET ASSETS - DECEMBER 31, 1999                              632,874,813     37,158,074   426,500,890             -    169,215,849
                                                         -------------- --------------  ------------   -----------   ------------

NET ASSETS - DECEMBER 31, 2000                           $1,011,533,985 $  138,329,184  $699,014,312   $         -   $174,190,489
                                                         ============== ==============  ============   ===========   ============


See Notes to Financial Statements.

_______________________________________________________________________________

                           STOCK PURCHASE-SAVINGS PLAN
                            OF PROGRESS ENERGY, INC.

                 Statement of Net Assets Available for Benefits
                                December 31, 1999

                                                                                SUPPLEMENTAL INFORMATION
                                                      ----------------------------------------------------------------------------
                                                                          ESOP        COMMON STOCK                     PARTICIPANT
                                                                      UNALLOCATED     ALLOCATED TO    PARTICIPANTS'      DIRECTED
                                                      TOTAL PLAN    TO PARTICIPANTS   PARTICIPANTS        LOANS        INVESTMENTS
                                                      ----------    ---------------   ------------    -------------    -----------
ASSETS
  Investments:

    Progress Energy, Inc. Common Stock               $ 600,163,795   $ 193,745,767    $ 406,418,028    $         -    $           -
    Putnam New Opportunities Fund                       34,912,650               -                -              -       34,912,650
    American EuroPacific Growth Fund                    14,906,890               -                -              -       14,906,890
    Fidelity Equity - Income Fund                       88,872,466               -                -              -       88,872,466
    Fidelity Balanced Fund                              13,020,666               -                -              -       13,020,666
    AMEX Fixed Income Fund                              17,503,177               -                -              -       17,503,177
    Putnam Investors Large-Cap Growth Fund                       -               -                -              -                -
    Vanguard S&P 500 Index Fund                                  -               -                -              -                -
    PIMCO Total Return Bond Fund                                 -               -                -              -                -
    Participants' Loans Receivable                      20,592,584               -                -     20,592,584                -
                                                     -------------   -------------    -------------    ------------   -------------
          Total Investments                            789,972,228     193,745,767      406,418,028     20,592,584      169,215,849


  Dividends/Capital Gains/Interest Receivable           10,154,722       3,278,162        6,876,560              -                -
  Contributions Receivable                               7,711,673               -        7,711,673              -                -
  Cash and Cash Equivalents                              5,607,033             207        5,494,629        112,197                -
                                                     -------------   -------------    -------------    ------------   -------------
          Total Assets                                 813,445,656     197,024,136      426,500,890     20,704,781      169,215,849
                                                     -------------   -------------    -------------    ------------   -------------
LIABILITIES

  ESOP Loan Payable                                    158,283,229     158,283,229                -              -                -
  Participants' Loans Payable                           20,704,781               -                -     20,704,781                -
  Interest Payable - ESOP Loan                           1,582,833       1,582,833                -              -                -
                                                     -------------   -------------    -------------    ------------   -------------
          Total Liabilities                            180,570,843     159,866,062                -     20,704,781                -
                                                     -------------   -------------    -------------    ------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS                    $ 632,874,813   $  37,158,074    $ 426,500,890    $         -    $ 169,215,849
                                                     =============   =============    =============    ============   =============




See Notes to Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------

                          STOCK PURCHASE-SAVINGS PLAN
                           OF PROGRESS ENERGY, INC.

           Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended December 31, 1999

                                                                                         SUPPLEMENTAL INFORMATION
                                                                      -------------------------------------------------------------

                                                                            ESOP        COMMON STOCK                   PARTICIPANT
                                                                        UNALLOCATED     ALLOCATED TO   PARTICIPANTS'     DIRECTED
                                                         TOTAL PLAN   TO PARTICIPANTS   PARTICIPANTS       LOANS       INVESTMENTS
                                                       -------------  ---------------  --------------  -------------  -------------
ADDITIONS TO NET ASSETS

  Investment Income:

      Dividends/Capital Gains                          $  53,598,920    $  13,087,899  $   26,260,144     $        -  $  14,250,877
      Net Appreciation (Depreciation) in Fair Value     (309,692,859)    (110,220,765)   (212,358,497)             -     12,886,403
      Interest                                             2,100,373                -         338,999      1,761,374              -

  Contributions:

      Employer                                            28,950,879        6,578,951      22,371,928              -              -
      Participants                                        27,697,357                -      14,496,426              -     13,200,931
                                                       -------------    -------------  --------------     ----------  -------------

          Total Additions to Net Assets                 (197,345,330)     (90,553,915)   (148,891,000)     1,761,374     40,338,211
                                                       -------------    -------------  --------------     ----------  -------------

DEDUCTIONS FROM NET ASSETS

  Interest Expense                                        11,026,734        9,774,531               -      1,252,203              -
  Allocation of Shares                                    23,287,834       23,287,834               -              -              -
  Distribution of Benefits                                59,755,414                -      48,602,471              -     11,152,943
  Administrative Expense                                     569,904                -           9,484        509,171         51,249
                                                       -------------    -------------  --------------     ----------  -------------

          Total Deductions from Net Assets                94,639,886       33,062,365      48,611,955      1,761,374     11,204,192
                                                       -------------    -------------  --------------     ----------  -------------

NET INCREASE (DECREASE) IN NET ASSETS                   (291,985,216)    (123,616,280)   (197,502,955)             -     29,134,019
NET TRANSFERS AMONG INVESTMENT OPTIONS                             -                -       6,747,794              -     (6,747,794)
NET ASSETS - DECEMBER 31, 1998                           924,860,029      160,774,354     617,256,051              -    146,829,624
                                                       -------------    -------------  --------------     ----------  -------------

NET ASSETS - DECEMBER 31, 1999                         $ 632,874,813    $  37,158,074  $  426,500,890     $        -  $ 169,215,849
                                                       =============    =============  ==============     ==========  =============


See Notes to Financial Statements.

--------------------------------------------------------------------------------

                          STOCK PURCHASE-SAVINGS PLAN
                           OF PROGRESS ENERGY, INC.

                         Notes to Financial Statements
                   Periods Ended December 31, 2000 and 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Stock Purchase-Savings Plan's (the "Plan") investments in the common stock of Progress Energy, Inc. (the "Company"), the Putnam New Opportunities Fund, the American EuroPacific Growth Fund, the Fidelity Equity-Income Fund, the Fidelity Balanced Fund, the Putnam Investors Large-Cap Growth Fund, the Vanguard S&P 500 Index Fund and the PIMCO Total Return Bond Fund are carried at fair value determined by quoted prices in an active market. The investment in the AMEX Fixed Income Fund is carried at cost plus accrued appreciation (depreciation) which approximates fair value. Participants' loans receivable are valued at cost which approximates fair value.

Dividends, interest and other income are recognized as earned, and expenses are accrued as incurred. Benefits are recorded when paid.

The expenses incurred by State Street Bank & Trust Company, N.A. (the "Trustee"), Wachovia Bank of North Carolina, N.A. (the Trustee prior to February 1, 2000), and ADP, Inc., the third-party administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by the Company.

Cash and cash equivalents include funds invested in State Street's Short Term Investment Fund (STIF) which is a money market fund (see Note 3). Prior to February 1, 2000, such funds were invested in Wachovia's STIF.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


2.   DESCRIPTION OF THE PLAN

General Information Regarding the Plan
--------------------------------------

The purposes of the Plan are to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other investments. The notes which follow provide a high level summary of Plan features. The Summary Plan Description and Prospectus for the Plan should be consulted for Plan details and limitations.

Change in Plan Sponsor
----------------------

During 1999, the Plan Sponsor was Carolina Power & Light Company ("CP&L"). The Company was formed as a result of the reorganization of CP&L into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of the Company. Effective August 1, 2000, the Plan Sponsor changed to CP&L Energy, Inc. On December 4, 2000, the Company changed its name from CP&L Energy, Inc. to Progress Energy, Inc. Effective December 13, 2000, the name of the Plan changed from the Stock Purchase-Savings Plan of Carolina Power & Light Company to the Stock Purchase-Savings Plan of Progress Energy, Inc.

Participation in the Plan
-------------------------

Generally, all full-time employees of CP&L and certain other specified subsidiaries of the Company, who are at least 18 years of age, are eligible to participate in the Plan on their first day of employment. Certain part-time employees are also eligible. Only persons treated as employees of CP&L and certain other specified subsidiaries of the Company for federal tax purposes may participate in the Plan. Independent contractors, leased employees and contract employees are not eligible. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment options. Retired participants and former eligible employees of CP&L and certain other specified subsidiaries of the Company, who are currently ineligible to participate, may retain investments in the Plan but may not continue to make contributions.


Employee Contributions Under the Plan
-------------------------------------

Employees who have eligible earnings equal to or less than a certain level ($85,000 for 2000 and $80,000 for 1999) may contribute up to 16%, in increments of 1% for 2000 and 2% for 1999, of their annual eligible earnings (the "Deferred Contribution"). Employees with earnings above this level may contribute up to 12% of their eligible earnings. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $10,500 for 2000 and $10,000 for 1999. Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have eligible earnings equal to or less than a specified level ($85,000 for 2000 and $80,000 for 1999) may elect to contribute an after-tax amount up to 16%, in increments of 1% for 2000 and 2% for 1999, of
their eligible earnings.   Employees with earnings above this level may
contribute an amount up to 12% of their pay. These contributions are made after-tax and are not matched by the Company. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 16% of annual eligible earnings.

Company Contributions Under the Plan
------------------------------------

At the time employee contributions are made, the Company's matching allocations are made to the Plan in an amount (the "Automatic SPSP Company-match") equal to 50% of the first 6% of each employee's before-tax contributions. All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company.

The Plan also has an incentive feature (the "Employee Stock Incentive Plan Match") which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. All employees eligible to participate in the Plan are eligible for these additional Company matching allocations. Those eligible employees who do not contribute to the Plan are, for the purpose of determining the Employee Stock Incentive Plan Match, assumed to have made a before-tax contribution of 2% to the Plan. The Company made Employee Stock Incentive Plan Matching allocations of $9.9 million for the Plan year ended December 31, 2000 and $7.7 million for the Plan year ended December 31, 1999.

Employees are 100 percent vested in the contributions they have made to the Plan and 100 percent vested in the investment earnings credited on such contributions. Upon attaining five years of service with the Company, employees are 100 percent vested in all Company matches that have been made to their accounts. Employees with less than five years of service will be vested in the Automatic SPSP Company-match and the Employee Stock Incentive Plan Match at the end of the second Plan year after the year in which the matching allocations and the additional matching allocations were allocated to the employees' accounts.

Employee Stock Ownership Plan
-----------------------------

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the Progress Energy, Inc. Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19,865,293 for each of the years 2001 through 2005 and a total of $97,707,531 from 2006 through 2010. The ESOP Loan is secured by the ESOP Stock Suspense Account shares in the Plan, which totaled 5,782,376 shares at December 31, 2000. During the 2000 Plan year, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Progress Energy, Inc. Common Stock Fund
---------------------------------------

The Progress Energy, Inc. Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account. The price at which such released shares are allocated to Plan participants is the closing price per share on the payroll date. In addition, the Progress Energy, Inc. Common Stock Fund may use available cash from contributions and dividends to purchase Progress Energy, Inc. common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted average price of all shares purchased under the Plan during the applicable Investment Period which is generally one pay period, running from the payroll date deductions are taken to the date before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price will be the closing price per share on the date
of purchase.   No brokerage commission or other charges shall be deducted.

The Progress Energy, Inc. Common Stock Fund was converted from share to unitized accounting effective January 1, 1999. This changeover required a conversion of a small portion of this fund into a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between 1 and 3 percent of the total fund value, and varies depending upon account activity. The
reserve may consist of cash or cash equivalents.   As of December 31, 2000 and
December 31, 1999, the reserve totaled approximately $6.4 million and $5.5 million, respectively.

Investment of Funds
-------------------

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options listed on the Statement of Net Assets Available for Benefits. Employee contributions to the Plan can be allocated to one or more of the investment options in increments of 1% for 2000 and 2% for 1999; however, a minimum of 25% of the first 6% of Deferred Contributions must be invested in Company common stock. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options subject to certain limitations. All Company matching allocations and any dividends on stock purchased with Company matching allocations will be invested in common stock of the Company.

For employees age 55 and older who have participated in the Plan for at least 10 years, the Company offers diversification of a portion of a participant's accumulated investment in Company common stock acquired after 1986. Qualified participants can elect annually, for a maximum of six years, to transfer to one or more of the remaining investment options up to 25% (50% in the final year of election) of 1) Company common stock acquired by the participant, 2) Company matching allocations and 3) dividends on Company common stock accrued after 1986. At retirement, all contributions made by the participant in Company common stock may be diversified.

Retirement, Death, or Termination of Employment
-----------------------------------------------

Participants with five or more years of service with CP&L and certain other specified subsidiaries of the Company are vested with respect to all Company matching allocations. Generally, participants leaving the employ of the Company with less than five years of service forfeit non-vested Company matching allocations and reinvested earnings on those allocations. In the case of an employee's death, retirement or termination of employment with at least five years of service with the Company, all employee and Company matching allocations, including those otherwise non-vested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited matching allocations are used by the Plan to reduce future matching allocations otherwise required from the Company. These forfeited matching allocations and associated reinvested earnings were $464,100 in 2000 and $364,590 in 1999. As of December 31, 2000, $2.3 million had been approved for payment to withdrawing participants, but had not been paid as of that date.

Withdrawals
-----------

Participants may withdraw certain funds while employed at CP&L and certain other specified subsidiaries of the Company. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). In general, withdrawals of before-tax contributions - whether the contributions were from the employee or from the Company - and their earnings are not permitted unless a penalty is paid. However, under certain specified circumstances, the IRS will allow limited withdrawals of before-tax contributions. Financial hardship withdrawals are permitted when an employee has a substantiated "immediate and heavy" financial need. Once reaching age 59 1/2, employees may make a non-hardship withdrawal of before-tax contributions without having to meet the hardship requirements.

Loans
-----

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The minimum loan available is $1,000. The maximum is 50 percent of the participant's account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. The interest rate for loans is determined periodically by the Plan's Committee, and is set at a reasonable amount in accordance with IRS regulations. Interest rates ranged from 8.75% to 10.00% during 2000 and from 8.25% to 8.75% during 1999. For active employees, loan repayment is made through automatic payroll deduction of after-tax dollars. Loans from the Plan must be repaid within five years or when employment is terminated, whichever happens first. The loans are funded with a borrowing arrangement by the Plan with an outside lending institution. The borrowings bear interest at the One-month London InterBank Offering Rate (LIBOR). For 2000 and 1999, the LIBOR averaged 6.41% and 5.25%, respectively.

Federal Income Taxes
--------------------

The Plan obtained its latest determination letter on May 16, 1996, in which the Internal Revenue Service stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.
The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. No provision for income taxes has been included in the Plan's financial statements.

Termination of the Plan
-----------------------

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.

3. RELATED PARTY TRANSACTIONS

Plan investments at end of period include shares of money market funds managed by State Street Bank, the Trustee as defined by the Plan, and therefore qualify as party-in-interests transactions.

                          STOCK PURCHASE-SAVINGS PLAN
                           OF PROGRESS ENERGY, INC.

        Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                            As of December 31, 2000

------------------------------------------------------------------------------------------------------------------------------

Identity of Issue                              Description of Investment                  Cost Value               Fair Value
------------------------------------------------------------------------------------------------------------------------------
Progress Energy, Inc. Common Stock             Common stock, no par or                      $464,255,857        $  959,896,326 *
                                               stated value, 19,515,046 shares

Putnam New Opportunities Fund                  Mutual fund - 702,207 shares                   49,099,115            41,163,382

American EuroPacific Growth Fund               Mutual fund - 515,009 shares                   17,679,474            16,145,526

Fidelity Equity-Income Fund                    Mutual fund - 1,253,780 shares                 53,599,434            66,989,461

Fidelity Balanced Fund                         Mutual fund - 721,648 shares                   10,899,017            10,961,827

AMEX Fixed Income Fund                         Mutual Fund - 320,687 shares                   15,114,615            17,461,547

Putnam Investors Large-Cap Growth Fund         Mutual Fund - 693,203 shares                   12,730,710            10,647,595

Vanguard S&P 500 Index Fund                    Mutual Fund - 72,762 shares                     9,614,284             8,866,789

PIMCO Total Return Bond Fund                   Mutual Fund - 187,261 shares                    1,893,403             1,945,645

Participants' Loans Receivable                 Loans to plan participants                     19,221,972            19,221,972 *
                                                                                            ------------        --------------

        Total                                                                               $654,107,881        $1,153,300,070
                                                                                            ============        ==============


* Party in interest

                          STOCK PURCHASE-SAVINGS PLAN
                           OF PROGRESS ENERGY, INC.

           Schedule H, line 4j - Schedule of Reportable Transactions
                     For the Year Ended December 31, 2000

------------------------------------------------------------------------------------------------------------------------------------

                                                                             Expenses               Current Value on
Identity of Party/Description of Asset        Purchase Price  Selling Price  Incurred  Cost Value   Transaction Date      Gain/Loss
------------------------------------------------------------------------------------------------------------------------------------
State Street

  Progress Energy, Inc. Common Stock Fund:

   113   Purchases                              $71,726,490              -         -   $71,726,490     $ 71,726,490                -

   217   Sales                                            -    $66,571,047         -   $58,906,448     $ 66,571,047       $7,664,599
                                                                                                       ------------

   330   Transactions                                                                                  $138,297,537
                                                                                                       ============

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the Stock Purchase-Savings Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       STOCK PURCHASE-SAVINGS PLAN OF
                                       PROGRESS ENERGY, INC.



                                       /s/ Brenda F. Castonguay, Chairperson
                                       -------------------------------------
                                       Brenda F. Castonguay, Chairperson
                                       Stock Purchase-Savings Plan Committee

Date: June 22, 2001

                                EXHIBITS INDEX


Exhibit Number
--------------

Exhibit No. 23         Consent of Deloitte & Touche LLP